As filed with the Securities and Exchange Commission on October 10, 2003

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EPIMMUNE INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0245076
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5820 Nancy Ridge Drive
San Diego, CA 92121
(858) 860-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Emile Loria
President and Chief Executive Officer
EPIMMUNE INC.
5820 Nancy Ridge Drive
San Diego, CA 92121
(858) 860-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

L. Kay Chandler, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121-9109
Tel: (858) 550-6000
Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Aggregate	Amount of
Securities to be Registered	Registered(1)	Share(2)	Offering Price	Registration Fee

Common Stock, $0.01 par value per share	2,961,199	$2.475	$7,328,967	$593

(1)	Pursuant to Rule 416 under the Securities Act this Registration Statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of the Registrant’s common stock as reported on The NASDAQ National Market on October 9, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED OCTOBER 10, 2003

Epimmune Inc.

2,168,961 Shares of Common Stock

792,238 Shares of Common Stock Issuable Upon Exercise of Warrants

     The persons and entities identified in this prospectus may offer and sell up to 2,168,961 shares of our common stock and up to 792,238 shares of our common stock issuable upon exercise of warrants held by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Our common stock is listed on The NASDAQ National Market under the symbol EPMN. The closing sale price of our common stock, as reported on The NASDAQ National Market on October 9, 2003, was $2.47 per share. You are urged to obtain current market quotations for our common stock.

     Our principal executive office is located at 5820 Nancy Ridge Drive, San Diego, CA 92121, and our telephone number is (858) 860-2500.

     Investing in our common stock involves a high degree of risk. You are urged to read the Risk Factors beginning on page 2 of this prospectus, which describes specific risks and certain other information associated with an investment in our company that should be considered before you make an investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is___________, 2003.

COMPANY OVERVIEW
USE OF PROCEEDS
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXHIBIT 5.1
EXHIBIT 23.1

COMPANY OVERVIEW

     To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

     We are developing therapeutic vaccines that use multiple epitopes, or protein fragments, to specifically activate the body’s immune system for the more effective management of infectious diseases and cancer. In September 2002, we commenced a Phase I/ II clinical trial of our therapeutic, multi-epitope vaccine candidate EP HIV-1090 in patients infected with HIV-1, which is the predominant strain of HIV in North America and Western Europe. Patients enrolled in the trial will be immunized while receiving multiple antiretroviral drugs. The primary objective of this trial is to determine the safety and the effect on the immune system, or immunogenicity, of the EP HIV-1090 vaccine. The vaccine candidate is designed to induce a sufficiently potent immune response so that the patient’s immune system can control the virus, allowing the patient to suspend or stop taking antiretroviral drugs that have serious side effects and can induce drug resistance when taken over time. In February 2003, we also commenced two Phase I/ II clinical trials of our therapeutic, multi-epitope vaccine candidate EP-2101, one in patients with lung cancer and one in patients with colorectal cancer. The primary objective of these trials is to determine the safety and immunogenicity of the EP-2101 vaccine. In July 2001, we entered into a collaboration with Genencor International, Inc. for vaccines to treat or prevent hepatitis B virus, hepatitis C virus and human papilloma virus. In addition, we are conducting research and preclinical development of vaccines to treat breast, prostate and other cancers and vaccines for the prevention of HIV and malaria.

     Eliciting a strong cellular, or T cell, immune response is crucial for treating and preventing many infectious diseases and tumors. Clinical experience has shown that the cellular immune response is directly related to viral clearance and tumor regression in those patients who are able to clear chronic viral infection without treatment and in cancer patients who respond to immunotherapy, or treatment that stimulates an immune response. This successful cellular immune response includes activity of cytotoxic T cells, or CTLs, and helper T cells, or HTLs, which are directed toward specific antigen fragments, known as epitopes.

     Our vaccines are composed of proprietary epitopes that can stimulate specific T cell immune responses. We can rapidly identify such epitopes from any protein or gene sequence using EIS, which enables the rapid identification of novel epitopes that can stimulate specific CTL and HTL immune responses. These epitopes can be identified from any protein or gene sequence. In an attempt to establish a broad patent position, we have identified, evaluated and disclosed in our patent applications more than 71,000 epitopes. We also make analogs of the epitopes we discover by selectively altering their composition to increase vaccine potency, and we apply for patent protection for these analogs. We select a small subset of these epitopes and analogs, typically 10 to 50, to develop each of our vaccine candidates.

     On September 3, 2003, we announced a reduction of our work force aimed at focusing our efforts on our most advanced clinical programs and our sponsored and partnered programs. We reduced our research and administrative staff by 11 individuals or 23%, which will result in a one-time restructuring charge of approximately $350,000 in the third quarter ending September 30, 2003.

     On September 29, 2003, Dr. Loria, our chief executive officer, surrendered an aggregate of 963,740 shares of our common stock at the fair market value of $3.17 per share, in exchange for the prepayment of the outstanding principal and interest under the promissory note dated January 16, 2001 issued by Dr. Loria to Epimmune. This event resulted in a non cash, stock-based compensation charge of approximately $646,000 in the third quarter ended September 30, 2003.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

1.

RISK FACTORS

     Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

     Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. The following risk factors relate to our business and qualify the statements made in this prospectus about our business. The subheadings below identify the risks discussed but cannot do so completely. Each subsection may relate to more than one aspect of our business.

     Our substantial additional financing requirements and limited access to financing may adversely affect our ability to develop products and fund our operations.

     We will continue to spend substantial amounts on research and development, including amounts spent for manufacturing clinical supplies, conducting clinical trials for our product candidates and advancing development of certain sponsored and partnered programs. Therefore, we need to raise additional funding, in addition to the approximately $4.05 million we raised in September 2003. We do not have committed external sources of funding and may not be able to obtain any additional funding, especially if volatile market conditions persist for biotechnology companies. If we are unable to obtain additional funding, we will be required to delay, further reduce the scope of or eliminate one or more of our research and development projects, sell the Company or certain of its assets or technologies, or dissolve and liquidate all of its assets. As of June 30, 2003, and prior to our September 2003 financing, we had approximately $5.9 million in cash and cash equivalents. Our future operational and capital requirements will depend on many factors, including:

•	whether we are able to secure additional financing on favorable terms, or at all;

•	the costs associated with our clinical trials for our vaccine targeting HIV, which began in September of 2003, including the status of our contract with the NIH;

•	the costs associated with our clinical trials for our vaccine targeting lung and colorectal cancer, which began in February 2003;

•	progress with other preclinical testing and clinical trials in the future;

•	our ability to establish and maintain collaboration and license agreements and any government grants;

•	the actual revenue we receive under our collaboration and license agreements;

•	the actual costs we incur under our research collaboration with Bavarian Nordic;

•	the actual payment of license fees which may become payable at the option of the licensor;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and any other proprietary rights;

•	competing technological and market developments;

•	changes in our existing research relationships;

•	continued scientific progress in our drug discovery programs; and

•	the magnitude of our drug discovery and development programs.

We intend to seek additional funding through collaboration and license agreements, government research grants or equity or debt financings. In the event we are able to obtain financing, it may not be on favorable terms. In addition, we may not be able to

2.

enter into additional collaborations to reduce our funding requirements. If we acquire funds by issuing securities, dilution to existing stockholders will result, in addition to the dilution that occurred as a result of the September 2003 financing,. If we raise funds through additional collaborations and license agreements, we will likely have to relinquish some or all of the rights to product candidates or technologies that we may have otherwise developed ourselves. If we are unable to obtain funding, we may be required to engage in another restructuring, cease development of some product candidates, further reduce the scope of our operations, sell the Company or certain of its assets or technologies or cease operations.

     We may not meet all of The NASDAQ National Market’s continued listing requirements and we may be delisted, which could reduce the liquidity of our common stock and adversely affect our ability to raise additional necessary capital.

     In order to continue trading on The NASDAQ National Market, we must comply with The NASDAQ National Market’s continued listing requirements, which require that we maintain a minimum stockholders’ equity of $10.0 million and a minimum closing bid price of $1.00 per share. If we fail to satisfy The NASDAQ National Market’s continued listing requirements, our common stock may be delisted from The NASDAQ National Market. The delisting of our common stock may result in the trading of the stock on The NASDAQ SmallCap Market or the OTC Bulletin Board. Consequently, a delisting of our common stock from The NASDAQ National Market may reduce the liquidity of our common stock and adversely affect our ability to raise additional necessary capital.

     The process of developing therapeutic products requires significant research and development, preclinical testing and clinical trials, all of which are extremely expensive and time-consuming and may not result in a commercial product.

     Except for our HIV and lung and colorectal cancer vaccine candidates, for which we began clinical trials in September 2002 and February 2003 respectively, all of our potential vaccine products are in research or preclinical development, the results of which do not necessarily predict or prove safety or efficacy in humans. We must demonstrate for each vaccine, safety and efficacy in humans through extensive clinical testing, which is very expensive, can take many years, and has an uncertain outcome. We may experience numerous unforeseen events during or as a result of the testing process that could delay or prevent testing or commercialization of our products, including the following:

     •     the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

     •     after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

     •     we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

     •     we may have to delay clinical trials as a result of scheduling conflicts with participating clinicians and clinical institutions, or difficulties in identifying and enrolling patients who meet trial eligibility criteria;

     •     safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials; and

     •     the effects our vaccine candidates have may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if ever approved.

     The data collected from clinical trials may not be sufficient to support regulatory approval of any of our products, and the Food and Drug Administration, or the FDA, may not ultimately approve any of our therapeutic products for commercial sale, which will adversely affect our revenues and prospects. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our operating income, our stock price and our ability to conduct our business as currently planned could be harmed.

     Some of our programs are funded by the government and the government may not allocate funds for these programs in future fiscal years.

     We fund certain of our research and development related to our HIV, cancer and malaria programs pursuant to multi-year grants and contracts from the government. The government is under no obligation to and may not fund these programs over their full term which would have a significant impact on our ability to continue development of our HIV, cancer and malaria programs.

3.

     Our history of operating losses and our expectations of continuing losses may hurt our ability to reach profitability or continue operations.

     We have experienced significant operating losses since our inception in 1987. As of June 30, 2003, we had an accumulated deficit of $154.7 million. We expect to continue to incur substantial operating expenses and net operating losses for the foreseeable future, which may hurt our ability to continue operations. We have not generated revenues from the commercialization of any product. All of our revenues to date have consisted of contract research and development revenues, license and milestone payments, research grants, certain asset divestitures and interest income. We expect that substantially all of our revenues for the foreseeable future will result from similar sources. To achieve profitable operations, we, alone or with collaborators, must successfully identify, develop, register and market proprietary products. We do not expect to generate revenues from the commercialization of any product for at least six years (and this would assume approval of either our HIV or lung and colorectal product candidates, which may not occur). We may not be able to generate sufficient product revenue to become profitable. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or yearly basis.

     The subordination of our common stock to our preferred stock could hurt common stockholders and, upon conversion, our preferred stock will further dilute our holders of common stock.

     Our common stock is expressly subordinate to our series S and series S-1 preferred stock in the event of our liquidation, dissolution or winding up. With respect to our series S preferred, any merger or sale of substantially all of our assets shall be considered a deemed liquidation. If we were to cease operations and liquidate our assets, we would first be required to pay $10 million to our holders of preferred stock and there may not be any remaining value available for distribution to the holders of common stock after providing for the series S and series S-1 preferred stock liquidation preference. In addition, due to adjustments to the conversion price of our series S preferred stock, in the event our series S preferred stock is converted to common stock, it will further dilute our holders of common stock.

     We are at an early stage of development, and we may experience delays and other problems in entering clinical trials.

     We are an early stage research and development company, and only recently commenced our first Phase I/II clinical trials for two of our vaccines. There are many factors outside of our control that may affect the timing of completion of our current clinical trials, and any future clinical trials may not commence when planned or be completed within any anticipated time frame. We have already experienced unexpected delays in filing an IND for our therapeutic vaccine candidate targeting HIV, due to additional time necessary to complete all of the animal safety studies that were contemplated in our pre-IND discussions with the FDA. We may experience unexpected delays in our research and development efforts that would require us to postpone the commencement or completion of clinical trials of other vaccine candidates. The FDA may comment or raise concerns or questions with respect to any IND that we file and, therefore, clinical trials may not begin when planned, if at all.

     Our failure to obtain issued patents and, consequently, to protect our proprietary technology, could hurt our competitive position.

     Our success will depend in part on our ability to obtain and enforce claims in our patents directed to our products, technologies and processes, both in the United States and other countries. Although we have filed various patent applications, our patent position is highly uncertain and involves complex legal and factual questions. Legal standards relating to patentability, validity and scope of patent claims in epitope identification and other aspects of our technology field are still evolving. Patents may not issue from any of the patent applications that we own or license and, if patents do issue, claims issued in the patents may not be sufficiently broad to protect our vaccines, technologies and processes. For example, even though our patent portfolio includes patent applications that include claims directed to peptide epitopes and methods of utilizing sequence motifs to identify peptide epitopes, we cannot assure you of the breadth of claims that will be allowed or that may issue in future patents. Other risks and uncertainties that we face with respect to our patents and patent applications include the following:

     •     the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

     •     the allowed claims of any patents that issue may not provide meaningful protection;

     •     we may be unable to develop additional proprietary technologies that are patentable;

     •     the patents licensed or issued to us may not provide a competitive advantage;

4.

     •     other companies may challenge patents licensed or issued to us;

     •     disputes may arise regarding inventions and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, or collaborators; and

     •     other companies may design around our patented technologies.

     Our competitors may develop products that are more effective and that render our potential products obsolete.

     The biotechnology industry continues to undergo rapid change, and competition is intense and is expected to increase. Our competitors may succeed in developing technologies, vaccines or other therapeutic products that are more effective than any of the products we are developing, which would render our technology and products obsolete and noncompetitive.

     If we are unable to compete effectively in the highly competitive biotechnology industry, our business will fail.

     Many companies and institutions compete with us in developing vaccines and other therapies to activate the body’s immune system or to otherwise treat or more effectively manage infectious diseases and cancer, including:

     •     pharmaceutical companies;

     •     chemical companies;

     •     specialized biotechnology companies;

     •     academic institutions; and

     •     research organizations.

     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we do, and we may not be able to compete effectively against them.

     Our vaccines under development address a range of cancer and infectious disease markets. The competition in these markets is extremely formidable. There are 74 drugs currently approved in the United States for HIV, and according to a PhRMA 2002 report on pharmaceutical drug development, there were 83 new product candidates in clinical development for HIV and related conditions, including 14 HIV vaccines. In addition, according to a PhRMA 2003 report on pharmaceutical drug development, there were 395 new product candidates in clinical development for the treatment of cancer, and at least 33 companies were developing more than 50 vaccines against various cancers. An important factor in competition may be the timing of market introduction of our vaccines and competitive products. Accordingly, the relative speed with which we can develop vaccines, complete the clinical trials and approval processes and supply commercial quantities of the vaccines to the market are expected to be important competitive factors. We expect that competition among products approved for sale will be based, among other things, on product effectiveness, safety, reliability, availability, price and patent position.

     Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

     Litigation may be necessary to enforce the claims in any patents issued to us, to defend ourselves against any patents owned by third parties that are asserted against us, or to determine the scope and validity of others’ proprietary rights. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to determine the priority of inventions.

     If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing vaccines or other products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates.

     The enforcement, defense and prosecution of intellectual property rights, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex

5.

legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

     •     assert against others or defend ourselves against claims of infringement;

     •     enforce patents in our portfolio owned by us or licensed from another party;

     •     protect our trade secrets or know-how; or

     •     determine the enforceability, scope and validity of the proprietary rights of ours or others.

     Unexpected side effects or other characteristics of our technology may delay or otherwise hurt the development of our vaccine candidates.

     There may be side effects in our current or future clinical trials that we may discover, including side effects that become apparent only after long-term exposure, even though our safety tests may indicate favorable results. We may also encounter technological challenges relating to these technologies and applications in our research and development programs that we may not be able to resolve. Any such unexpected side effects or technological challenges may delay or otherwise adversely affect the development, regulatory approval or commercialization of our drug candidates.

     There are no therapeutic vaccines that have been approved for use by the FDA and our vaccines may not work, which would prevent us from ever becoming profitable.

     Because there are not yet any therapeutic vaccines that have undergone the complete clinical development process and FDA review, there is still insufficient evidence that therapeutic vaccines will become products. Our business is dependent upon the concept of a therapeutic vaccine and, therefore, if therapeutic vaccines were found not to be safe or effective, we would never commercialize a product candidate and would never make a profit.

     Adverse publicity regarding the safety or side effects of the technology approach or products of others could reduce our revenues and cause our stock price to fall.

     Despite any favorable safety tests that may be completed with respect to our product candidates, adverse publicity regarding vaccines or products being developed or marketed by others could negatively affect us. If other researchers’ studies raise or substantiate concerns over the safety or side effects of vaccines or our technology approach or product development efforts generally, our reputation and public support for our clinical trials or products could be harmed, which would harm our business and could cause our stock price to fall.

     Our research and development programs may not yield effective product candidates, which could prevent us from developing our products.

     We cannot guarantee that our research and development programs will be successful in identifying vaccine candidates for clinical trials. Even if we do receive positive data during preclinical testing and during Phase I/II clinical trials for our therapeutic vaccine candidates targeting HIV, and lung and colorectal cancer or any other candidates we may develop, this data cannot be relied upon as evidence that the clinical candidate will be safe and effective in humans, and assuming we initiate any Phase III trials, data from Phase III or other pivotal clinical trials may not be consistent with earlier data or be sufficient to support regulatory approval.

     We may not identify the correct epitopes and, therefore, not develop a safe or effective vaccine.

     Our strategy involves identifying multiple epitopes in order to create our vaccines. If we are unable to identify the correct epitopes, or if we are unable to combine them in the correct manner, to stimulate desired immune responses we may never develop a vaccine that is safe or effective in any of the indications that we are pursuing.

     Our business is based on a novel technology, which has not been used in any commercial drugs, and may not work.

     Our vaccine candidates use epitopes to stimulate specific T cell immune responses, but we are not aware of any commercial drugs that are based on this technology. Our technology related to T cell stimulation is unproven and may not produce any commercial vaccines.

6.

     If we cannot obtain and maintain strategic collaborations on acceptable terms in the future, we may not be able to develop products in markets where it would be too costly or complex to do so on our own.

     We will need to enter into and maintain collaborative arrangements with pharmaceutical companies or other strategic partners both for development and commercialization of potential vaccine products in markets where it would be too costly or complex to do so on our own. To date, our only collaborations are with Genencor and Bavarian Nordic. If we are not able to enter into and maintain additional research and development collaborations or other collaborations in the future on acceptable terms, we may be forced to abandon development and commercialization of some vaccine product candidates.

     If our collaboration or license arrangements are unsuccessful, our revenues and product development may be limited.

     Our collaborations and license arrangements generally pose the following risks:

     •     collaborators and licensees may not pursue further development and commercialization of potential products resulting from our collaborations or may elect not to renew research and development programs;

     •     collaborators and licensees may delay clinical trials, under fund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require new formulation of a product candidate for clinical testing;

     •     expected revenue might not be generated because milestones may not be achieved and product candidates may not be developed;

     •     collaborators and licensees could independently develop, or develop with third parties, products that could compete with our future products;

     •     the terms of our contracts with our current or future collaborators and licensees may not be favorable to us in the future;

     •     a collaborator or licensee with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

     •     disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant and costly litigation or arbitration; and

     •     collaborations and licensee arrangements may be terminated and we will experience increased operating expenses and capital requirements if we elect to pursue further development of the product candidate.

     We may not be able to obtain licenses to technology that is necessary for us to develop products.

     We may be required to enter into licenses or other collaborations with third parties in order to access technology that is necessary to successfully develop certain of our products. We may not successfully negotiate acceptable licenses or other collaborative arrangements that will allow us to access such technologies. If we cannot obtain and maintain license rights on acceptable terms to access necessary technologies, we may be prevented from developing some product candidates. In addition, any technologies accessed through such licenses or other collaborations may not help us achieve our product development goals.

     We may not be able to commercialize our products under development if they infringe claims in existing patents or patents that have not yet issued, and this would materially harm our ability to operate.

     As is typical in the biotechnology industry, our commercial success will depend in part on our ability to avoid infringing patents issued to others or breaching the technology licenses upon which we might base our vaccines or other products. We are aware of patents issued to others that contain claims that may cover certain aspects of our or our collaborators’ technologies, including cancer vaccine epitopes, HIV vaccine epitopes, and methods for delivering DNA vaccines to patients. We do not believe that any of these known patents are likely to require us to obtain a license in order to pursue the development or commercialization of our vaccine product candidates. However, we may be required to take a license under one or more of these patents to practice certain aspects of our vaccine technologies in the United States, and such a license may not be available on commercially reasonable terms, if at all. If we fail to obtain a license on acceptable terms to any technology that we need in order to develop or commercialize our vaccines or other products, or to develop an alternative vaccine or other product that does not

7.

infringe on the patent rights of others, we would be prevented from commercializing our vaccine, and our business would be harmed.

     If we or our collaborators cannot cost-effectively manufacture vaccines in commercial quantities and for clinical trials in compliance with regulatory requirements, we or our collaborators may not be able to successfully commercialize the products.

     We have not commercialized any products, and we do not have the experience, resources or facilities to manufacture vaccines on a commercial scale. We will not be able to commercialize any vaccines and earn product revenues unless we or our collaborators demonstrate that we can manufacture commercial quantities of vaccines in accordance with regulatory requirements. Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA’s Good Manufacturing Practices, or GMP, requirements specifically for biological drugs, as well as for other drugs. In complying with the FDA’s GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements.

     We currently rely and intend to continue to rely on third-party contract manufacturers to produce materials needed for clinical trials and, ultimately, for product commercialization. Third-party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we encounter delays or difficulties in our relationships with manufacturers, it may delay clinical trials, regulatory approvals and marketing efforts for our vaccines. Such delays could adversely affect our ability to earn revenues and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own our through contracts with outside parties, vaccines at a cost or in quantities that are commercially viable.

     If we do not successfully develop and commercialize our products, we may never generate significant revenues or become profitable.

     We have not completed the development of any product and, accordingly, have not begun to market or generate revenues from the commercialization of any product. We do not expect to market any of our therapeutic or prophylactic vaccines or any other products for at least six years (and this would assume approval of either our HIV or lung and colorectal product candidate, which may not occur). If we do not successfully develop and commercialize products, we will never generate revenues that would allow us to become profitable.

     The lengthy approval process and uncertainty of government regulatory requirements may impair our ability to develop, manufacture and sell any vaccines.

     We and our collaborators cannot commercialize our vaccines or other products if we do not receive FDA or state regulatory approval to market our products. The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy, uncertain and expensive. We and our collaborators may not receive necessary FDA clearances for any of our vaccines or other potential products in a timely manner, or at all. Once approved, we are subject to the continuing requirements of the FDA. Noncompliance with initial or continuing requirements can result in, among other things:

     •     fines and penalties;

     •     injunctions;

     •     seizure of products;

     •     total or partial suspension of product marketing;

     •     failure of the government to grant a new drug application;

     •     withdrawal of marketing approvals; and

     •     criminal prosecution.

     The length of the clinical trial process and the number of patients the FDA will require to be enrolled in clinical trials in order to establish the safety and efficacy of our products is uncertain. In addition, our clinical studies may not provide the FDA with sufficient clinical data to permit approval of a new drug application, or NDA, or a biologic license application, or BLA, even though we or our collaborators believe we are doing the right studies based on the protocol. The FDA or we and our collaborators

8.

may decide to discontinue or suspend clinical trials at any time if the subjects or patients who are participating in such trials are being exposed to unacceptable health risks or if the results show no or limited benefit in patients treated with the vaccine compared to patients in the control group.

     Regulatory requirements are evolving and uncertain. Future United States or state legislative or administrative acts could also prevent or delay regulatory approval of our products. Even if we obtain commercial regulatory approvals, the approvals may significantly limit the indicated uses for which we may market our products.

     The approval process outside the United States is also uncertain and may limit our ability to develop, manufacture and sell our products internationally.

     To market any drug products outside of the United States, we and our collaborators are also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval for vaccines or other drug products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by foreign health authorities ensure approval by the FDA.

     Even if we obtain regulatory approval, we may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

     If we or others identify adverse side effects after any of our vaccines or other drug products are on the market, or if manufacturing problems occur:

     •     regulatory approval may be withdrawn;

     •     reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

     •     sales of the affected products may drop significantly;

     •     our reputation in the marketplace may suffer; and

     •     lawsuits, including costly and lengthy class action suits, may be brought against us.

     Any of the above occurrences could halt or reduce sales of the affected vaccines or other products or could increase the costs and expenses of commercializing and marketing these vaccines or other products.

     If we are unable to protect our trade secrets, we may be unable to protect from competitors our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

     Our competitive position depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with our collaborative partners, employees and consultants. Nevertheless, our collaborative partners, employees and consultants may breach these agreements and we may be unable to enforce these agreements. In addition, other companies may develop similar or alternative technologies, methods or products or duplicate our technologies, methods or vaccines that are not protected by our patents or otherwise obtain and use information that we regard as proprietary, and we may not have adequate remedies in such event. Any material leak of our confidential information into the public domain or to third parties could harm our competitive position.

     If we lose our key scientific and management personnel or are unable to attract and retain qualified personnel, it could delay or hurt our epitope identification and vaccine development efforts.

     We are highly dependent on the principal members of our scientific and management staff. We do not maintain key person life insurance on the life of any employee and, although we have an employment contract with Dr. Emile Loria, he may terminate his employment at any time. Our ability to identify epitopes, develop vaccines and achieve our other business objectives also will depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain

9.

additional qualified personnel. There is intense competition for qualified personnel in biochemistry, molecular biology, immunology and other areas of our activities, and we may not be able to continue to attract and retain such personnel necessary for the development of our business. Because of the intense competition for qualified personnel among technology-based businesses, particularly in the San Diego area, we may not be successful in adding technical personnel as needed to meet the staffing requirements of additional collaborative relationships. Our failure to attract and retain key personnel could delay or be significantly detrimental to our product development programs and could cause our stock price to decline.

     We out-license technology outside of our core area of focus, and these licensees may not develop any products using our technology, which may limit our revenue.

     We have licensed to third parties some of our technology in markets that we are not pursuing ourselves or with our collaborators. If these licensees are not successful in developing and commercializing products using our technology, our revenues would be limited. Our licensees may pursue alternative technologies or develop alternative products either on their own or in collaboration with others in competition with products developed under licenses or collaborations with us.

     Some of our programs are funded by the government and, therefore, the government may have rights to certain of our technology and could require us to grant licenses of our technology to third parties.

     We fund certain of our research and development related to our HIV, cancer and malaria programs pursuant to grants from the government. As a result of these grants, the government may have rights in the technology, including inventions developed with government funding. In addition, the government may require us to grant to a third party an exclusive license to any inventions resulting from the grant if the government determines that we have not taken adequate steps to commercialize inventions, or for public health or safety needs.

     Adverse determinations concerning product pricing, reimbursement and related matters could prevent us from successfully commercializing products and impair our ability to generate revenues.

     Our ability to successfully commercialize our vaccines or other products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

     Product liability risks may expose us to significant liability that could cause us to incur significant costs or cease developing our products.

     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. While we currently have product liability insurance for an early stage clinical trial, we cannot be sure that we can maintain such insurance on acceptable terms or obtain acceptable insurance as we progress through product development and commercialization, or that our insurance will provide adequate coverage against potential liabilities, either in human clinical trials or following commercialization of any vaccines we may develop.

     Our use of hazardous materials could expose us to significant costs.

     Our research and development processes involve the controlled storage, use and disposal of hazardous materials, chemicals and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources. We cannot be sure that compliance with environmental laws and regulations in the future will not entail significant costs, or that our ability to conduct research and development activities will not be harmed by current or future environmental laws or regulations.

     The volatility of the price of our common stock may hurt our stockholders.

     The market prices for securities of biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are not necessarily related to the operating performance of such companies. In the year 2003, our closing stock price has ranged from $0.760 to

10.

$3.166 and has been and will continue to be influenced by general market and industry conditions. In addition, the following factors may have a significant effect on the market price of our common stock:

     •     whether we are able to secure additional financing on favorable terms, or at all;

     •     announcements of technological innovations or new commercial vaccines or other therapeutic products by us or others;

     •     governmental regulation that affects the biotechnology and pharmaceutical industries;

     •     developments in patent or other proprietary rights;

     •     receipt of funding under collaboration and license agreements and government grants;

     •     developments in, or termination of, our relationships with our collaborators and licensees;

     •     public concern as to the clinical results and/or the safety of drugs developed by us or others; and

     •     announcements related to the sale of our stock.

     Fluctuations in our financial performance from period to period also may have a significant impact on the market price of our common stock.

     Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

     As of June 30, 2003, our officers, directors and those stockholders owning at least five percent of our outstanding stock together control approximately 64.9% of our outstanding common stock as converted and Pharmacia holds 100% of our preferred stock. If some or all of these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval or disapproval of any proposed merger or financing or other business combination transaction. The interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership also could depress our stock price.

11.

SELLING STOCKHOLDERS

     On September 18, 2003, pursuant to a Unit Purchase Agreement dated September 18, 2003, we sold 2,168,961 shares of our common stock and warrants to purchase 542,238 shares of our common stock at a combined unit price of $1.86725 per unit in a private placement transaction. Each unit consisted of one share of common stock, referred to as the shares, and a warrant to purchase 25% of one share of our common stock, referred to as the warrant shares. In addition, we issued warrants to purchase an aggregate of 250,000 shares of our common stock to a placement agent for services rendered in connection with the private placement, referred to as the placement agent warrant shares. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares, the warrant shares and the placement agent warrant shares. The warrant shares issued to the purchasers in the private placement are exercisable at any time in whole or in part until September 17, 2006 at an exercise price of $2.33406 per share, and the placement agent warrant shares issued to the placement agents for services rendered in connection with the private placement are exercisable at any time in whole or in part until September 17, 2006 at an exercise price of $2.33406 per share. The exercise price and the number of warrant shares and placement agent warrant shares are subject to adjustment upon the subdivision, split or combination of shares of our common stock and the issuance of dividends in the form of common stock.

     The shares being registered to permit public secondary trading of the shares, and the selling stockholders may offer or sell the shares or warrant shares from time to time in the manner contemplated under the “Plan of Distribution.”

     This information in the following table for the selling stockholders is based upon information provided by each respective selling stockholder, schedules 13G and other public documents filed with the SEC. The term selling stockholders includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 13,454,474 shares of our common stock issued and outstanding as of September 30, 2003. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

	Number of Shares	Number of	Shares
	Beneficially	Shares	Beneficially
	Owned Prior to	Being	Owned After
	Offering(1)	Offered (2)	Offering(3)

Selling Stockholders			Number	Percent

Peter Allard(4)	1,337,929	334,716	1,003,213	7.4%
Winton Capital(5)	334,716	334,716	0	*
Richard Genovese(6)	100,415	100,415	0	*
RAM TRADING Ltd.(7)	1,004,150	1,004,150	0	*
Gene Salkind, M.D(8)	133,886	133,886	0	*
Vitel Ventures Corp.(9)	133,886	133,886	0	*
Vertical Ventures Investments, LLC(10)	334,716	334,716	0	*
Marc Sperling(11)	66,942	66,942	0	*
Daniel C. Flynn(12)	267,772	267,772	0	*
Jefferies & Company, Inc.(13)	250,000	250,000	0	*

*	Less than 1%.

(1)	“Prior to the Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale.

(2)	Assumes the exercise of all warrants to purchase common stock held by the selling stockholders.

(3)	Assumes the sale of all shares and warrants to purchase common stock offered in this prospectus.

(4)	Includes 66,943 shares of common stock underlying currently exercisable warrants.

(5)	Includes 66,943 shares of common stock underlying currently exercisable warrants.

(6)	Includes 20,083 shares of common stock underlying currently exercisable warrants.

(7)	Includes 200,830 shares of common stock underlying currently exercisable warrants. Ritchie Capital Management LLC is the investment manager of RAM Trading Ltd. and has sole voting dispositive power over the shares held by RAM Trading Ltd.

(8)	Includes 26,777 shares of common stock underlying currently exercisable warrants.

(9)	Includes 26,777 shares of common stock underlying currently exercisable warrants. Mr. Mark Tompkins has sole voting dispositive power over the shares held by Vitel Ventures Corp.

(10)	Includes 66,943 shares of common stock underlying currently exercisable warrants. Mr. Joshua Silverman has voting and investment control over securities held by Vertical Ventures Investments, LLC. Mr. Silverman disclaims beneficial ownership of the securities beneficially owned by Vertical Ventures Investments, LLC.

(11)	Includes 13,388 shares of common stock underlying currently exercisable warrants.

(12)	Includes 53,554 shares of common stock underlying currently exercisable warrants.

(13)	Consists of 250,000 shares of common stock underlying currently exercisable warrants. Jefferies acted as the placement agent in the financing and is a broker-dealer. Based upon representations made by us by Jefferies, the warrants to purchase

12.

common stock were acquired for investment purposes only, and at the time of purchase, Jefferies had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock issuable upon exercise of the warrants.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. When we refer to the “selling stockholders” in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus which were received from the selling stockholders.

     The selling stockholders may sell their shares at various times in one or more of the following transactions:

•	on The NASDAQ National Market (or any other exchange on which the shares may be listed);

•	in the over-the-counter market;

•	in negotiated transactions other than on the over-the-counter market;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers and in transactions where the broker or dealer acts as principal and resells shares for its own account under this prospectus;

•	in block trades;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded put or call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commissions.

     The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act, or pursuant to other available exceptions from the registration requirements of the Securities Act or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.

     Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution might be deemed to be “underwriters” within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

     Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a “distribution” of its shares, any selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person’s participation in the distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

13.

     •     the name of the selling stockholder and of the participating broker-dealer(s);

     •     the number of shares involved;

     •     the price at which such shares were sold;

     •     the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

     •     other facts material to the transaction.

     The selling stockholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

     In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

LEGAL MATTERS

     Cooley Godward LLP will give its opinion that the shares of common stock offered in this prospectus have been validly issued and are fully paid and non-assessable.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information that this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website.

INFORMATION INCORPORATED BY REFERENCE

     We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any Form 8-K’s filed under Item 12):

     •     Annual Report on Form 10-K for the year ended December 31, 2002 that was filed with the SEC on March 28, 2003;

     •     Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 that was filed with the SEC on May 9, 2003;

     •     Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 that was filed with the SEC on August 14, 2003;

14.

     •     Current Report on Form 8-K that was filed with the SEC on May 14, 2003;

     •     Current Report on Form 8-K that was filed with the SEC on August 13, 2003;

     •     Current Report on Form 8-K that was filed with the SEC on September 3, 2003;

     •     Current Report on Form 8-K that was filed with the SEC on September 19, 2003;

     •     Proxy Statement on Schedule 14A filed on June 12, 2003 related to the meeting of stockholders held on July 15, 2003; and

     •     The description of our common stock contained in our Registration Statement on Form 8-A registering our common stock under Section 12 of the Exchange Act.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Epimmune Inc. 5820 Nancy Ridge Drive San Diego, CA 92121 Attn: Investor Relations (858) 860-2500

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

     Because the factors discussed in this prospectus or incorporated by reference and even factors of which we are not yet aware, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of Epimmune, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “RISK FACTORS,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.

     Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

15.

EPIMMUNE INC.

PROSPECTUS

_______, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

     The expenses (excluding the placement agent fees) in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Amount to
Be Paid

SEC registration statement filing fee	$593
Legal fees and expenses	30,000
Accounting fees and expenses	10,000
Miscellaneous	4,407

Total	$45,000

Item 15. Indemnification of officers and directors.

     The Registrant’s Amended and Restated Certificate of Incorporation, as amended, provides that (a) the liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and (b) the Registration is authorized to provide indemnification of its directors, officers, employees and other agents for breach of duty to the Registrant and its stockholders through a bylaw provision, agreements with its agents, and/or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General Corporation Law, or the DGCL, subject to the limitations on such excess indemnification set forth in Section 102 of the DGCL. Pursuant to Section 102 of the DGCL, a directors liability is not eliminated (1) for a breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Rested Bylaws provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL and shall have the power to indemnify its other officers, employees and other agents as set forth in the DGCL. Under ans they may incur in such capacities, including liabilration generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are (or are threatened to be) made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceedings, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any executive officer or director.

     The Registrant has an insurance policy covering the executive officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits.

     (a)  Exhibits.

Exhibit No.	Description

4.1	Unit Purchase Agreement between the Registrant and each selling stockholder dated September 18, 2003.(1)

4.2	Form of Warrant to Purchase Common Stock.(2)

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to page II-4.

(1)	Incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 19, 2003.

(2)	Incorporated by reference to Exhibit 4.2 to Form 8-K filed on September 19, 2003.

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 10, 2003.

EPIMMUNE INC.

By:	/s/ Emile Loria

President, Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Emile Loria, M.D., and Robert De Vaere, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ EMILE LORIA Emile Loria, M.D.	President Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2003

/s/ ROBERT J. DE VAERE Robert J. De Vaere	Vice President, Finance and Administration Chief Financial Officer and Assistant Secretary (Principal Financial and Accounting Officer)	October 10, 2003

/s/ HOWARD E. GREENE, JR. Howard E. Greene, Jr.	Chairman of the Board of Directors	October 10, 2003

/s/ WILLIAM T. COMER William T. Comer, Ph.D.	Director	October 10, 2003

/s/ MICHAEL G. GREY Michael G. Grey	Director	October 10, 2003

Georges Hibon	Director	October 10, 2003

/S/ JOHN P. MCKEARN John P. McKearn, Ph.D.	Director	October 10, 2003

EXHIBIT INDEX

Exhibit No.	Description

4.1	Unit Purchase Agreement between the Registrant and each selling stockholder dated September 18, 2003.(1)

4.2	Form of Warrant to Purchase Common Stock.(2)

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to page II-4.

(1)	Incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 19, 2003.

(2)	Incorporated by reference to Exhibit 4.2 to Form 8-K filed on September 19, 2003.